DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

05011488

September 19, 2005

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per: *[signature]*

Donna L. Ornstein
Legal Assistant

DLO/ram

dlw 9/27

September 19, 2005

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	August 15, 2005 August 23, 2005 September 8, 2005 September 12, 2005
(e)	Form 51-102F3, Material Change Report	September 19, 2005
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (a) charter documents	

Document Name or Information		Documents Filed
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	
	(c) any securityholder rights plans or similar plans	
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	August 15, 2005 August 23, 2005 September 8, 2005 September 12, 2005
(f)	Form 51-102F3, Material Change Report	September 19, 2005
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable

Document Name or Information		Documents Filed
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

[redacted]

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

August 15, 2005

PRESS RELEASE

GGL provides update on summer exploration program: Doyle Lake kimberlite sill is an "extensive" body

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's summer exploration programs in the Gahcho Kue and Lac de Gras areas of the Northwest Territories, Canada:

Doyle Project: The 100% owned Doyle claims are situated in a highly prospective area of the Northwest Territories, adjacent to the Gahcho Kue (Kennady) cluster of diamondiferous kimberlite pipes. On the Company's Doyle property a diamondiferous kimberlite sill has been traced two kilometres along a northeast strike, dipping gently to the northwest and averaging two metres in thickness.

In late July, the Company was successful in extending, to the northwest, the known boundary of the sill in a down-dip direction to 820 metres. Four vertical core drill holes along two section lines returned the following:

- DO-05-200 (280m down dip) intersected 1.87m of kimberlite from 70.62-70.89m and 74.42-76.02m.
- DO-05-201 (406m down dip) intersected 1.7m of kimberlite from 68.67-70.37m
- DO-05-202 (614m down dip) intersected 1.63m of kimberlite from 132.95-133.58m, 135.44-136.25m, 136.66-136.80m, and 137.59-137.64m
- DO-05-203 (820m down dip) intersected 1.6m of kimberlite from 202.26-203.86m
- DO-05-204 was ended at 293m before intersecting the sill due to the limited capabilities of the drill rig.

The kimberlite intersected, similar to previous intersections, is hypabyssal and varies in color from light green to blue/black. Calcite veining and fibrous serpentine mark the contacts with the host granite. Dominant minerals include olivine, garnet, ilmenite and spinel. Olivine, the majority of which has been serpentinized, comprises up to 50 percent of the core. Garnets comprise two to three percent of the core and range in color from purple/red to orange with associated kelyphitic rims.

The sill, now known to be at least 2 km in length along a northeast strike and at least 820 metres down dip to the northwest, is an extensive kimberlite body.

The summer exploration program remains active, with two land-based kimberlite targets left to be tested by drilling. In addition, the collection of a 20 to 40 tonne mini-bulk sample of the Doyle sill is progressing; the overburden and permafrost have been removed and blasting will begin shortly on the exposed kimberlite.

Samples of the kimberlite core will be shipped for microdiamond analyses at the end of the season. The mini-bulk sample will be shipped to a processing facility in September for dense media separation. Results of these studies, expected to be available near the end of the year will be used to determine the next phase of exploration on the Property.

.../2

Judy Stoeterau , P. Geo. is the on site supervisor of the Doyle Project.

CH Project: A number of ground checks were carried out on selected geophysical and/or indicator mineral anomalies in July in the Seahorse and Courageous areas just to the west and southwest of the Lac de Gras kimberlite field, host to Canada's two diamond mines. A core drill program is expected to begin near the end of August to test a number of land-based targets. These are only a few of the strong targets that exist on the claims, the bulk of which are water-based. The Company plans to continue the anomaly tests during the winter drill season.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com.

Exemption No. 82-1207.

[redacted]

GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

August 23, 2005.

PRESS RELEASE

GGL collects over 45 tonnes of kimberlite in Doyle kimberlite mini-bulk sample program

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V:GGL) is pleased to provide an update on the Company's mini-bulk sampling program on the Doyle diamondiferous kimberlite sill, situated on 100%-owned claims adjacent to the Gahcho Kue cluster of kimberlite pipes.

The sampling program is now in the final demobilization stages after the successful collection of over 45 tonnes of kimberlite taken from one pit at the sub-outcrop of the sill (the final weight is expected to drop due to the moisture content of the sample). The small crew of experienced underground and surface miners managed, under trying wet weather conditions, to safely sink a pit through 4.0 metres of overburden, 1.0 metre of granite and 3.8 metres of the kimberlite sill to the footwall granite. The Company is grateful for their persistence and knowledge.

The kimberlite collected is described as macrocrystic to aphanitic hypabyssal kimberlite. In the upper two-thirds of the pit, layers of competent, massive, dark green to black units intercalate with more fine-grained, less competent, laminated light green-grey units. The lower third of the pit is strikingly different, consisting mainly of a blue-green kimberlite phase. The overall contact between the two phases of the sill is sharp. All phases of the sill contain varying amounts of garnet, ilmenite and olivine, with rare chrome diopside and coarse peridotite clasts.

The samples will be transported to a processing facility in September for dense media separation. Results of these studies, expected to be available near the end of the year, will be used to determine the next phase of exploration of the property.

The Doyle sill was also tested this summer by a program of core drilling and is now known to extend at least two kilometres along a northeast strike and 820 metres down dip to the northwest. The average thickness is estimated at 2.0 metres.

Drilling of two other discreet targets was also completed. The first target to the east of the sill tested the down-dip extension of known "kimberlitic muds" encountered in the 2003 drill program. This hole encountered 0.49 metres of kimberlite and suggests the presence of a parallel kimberlite body beneath the Doyle sill. This new intersection could be an important addition that requires more exploration. The second target drilled on the property, not related to the sill, did not intersect kimberlite.

The diamond drill will be left at Doyle in anticipation of a winter drill program.

Judy Stoeterau, P. Geol. is the qualified person on site for the Doyle Project.

CH Project: A number of ground checks were carried out on selected geophysical and/or indicator mineral anomalies in July in the Seahorse, Courageous, Winter Lake North and Zip areas to the west and southwest of the Lac de Gras kimberlite field, host to Canada's two diamond mines. A core drill program is expected to begin near the end of August to test a number of land-based targets. These are only a few of the strong targets that exist on the claims, the bulk of which are water-based. The Company plans to continue the anomaly tests during the winter drill season.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at <u>www.ggldiamond.com</u>.

Exemption No. 82

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

September 8, 2005.

PRESS RELEASE

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has entered into an agreement with Accent Marketing Ltd. of Birmingham, England, as its European investor relations counsel. The investor relations program will focus on shareholder communications, corporate development and building GGL an active following of investment professionals in Europe.

The agreement is for three months commencing August 31, 2005. The monthly investor relations fee is 3,000 EURO per month, plus disbursements, and includes 150,000 incentive stock options of the corporation.

In addition to translating and distributing news releases, Accent will introduce GGL to European investment clubs, investment advisors, institutional investors, analysts and private investors.

With offices in England and Germany, Accent has provided investor relations service to over 25 companies whose shares trade on the Nasdaq, Amex, TSX and TSX Venture Exchange. Accent currently owns no shares of GGL Diamond Corp.

The investor relations consulting services are subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: 604.628.5800 Toll Free: 1.866.684.4209
Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

September 12, 2005

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF $500,000

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company is raising gross proceeds of up to $507,000 by way of a non-brokered private placement of up to 2,600,000 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.26 per share for a period of two years following closing of the private placement. The Company will pay a cash finder's fee of 8.2% of the gross proceeds with respect to certain of the subscribers.

The subscription proceeds will be used for exploration projects on the Company's properties in the Northwest Territories and for corporate and administrative expenses and working capital.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: 604.628.5800 Toll Free: 1.866.684.4209
Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

September 12, 2005

Item 3. News Release

September 12, 2005, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces a private placement financing to raise up to $507,000.

Item 5. Full Description of Material Change

The Company announced that the Company is raising gross proceeds of up to $507,000 by way of a non-brokered private placement of up to 2,600,000 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.26 per share for a period of two years following closing of the private placement. The Company will pay a cash finder's fee of 8.2% of the gross proceeds with respect to certain of the subscribers.

The subscription proceeds will be used for exploration projects on the Company's properties in the Northwest Territories and for corporate and administrative expenses and working capital.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. **Senior Officer**

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

September 19, 2005